Exhibit (p)(4)

TRADEWINDS GLOBAL INVESTORS, LLC

CODE OF ETHICS – JANUARY 2011

SUMMARY OF CHANGES

Tradewinds Global Investors, LLC (“Tradewinds”) follows Nuveen Investment Inc.’s (“Nuveen”) Code of Ethics and Reporting Requirements (the “Code”) in recognition of its fiduciary obligations to clients in accordance with Rule 204A-1 under the Investment Advisers Act of 1940. Effective January 1, 2011, with additional amendments as of March 14, 2011, Nuveen updated its Code as follows:

Introduction

The definition of access person clarified that part-time and temporary workers, as well as interns and contract workers, may be included, depending on certain parameters. While this is the policy that has been followed, the updated Code codifies the practice.

Standards of Business Conduct, Section E. Payments to Government Officials and Political Contributions

This section was modified to include language relative to the new “pay to play” rules that went into effect on March 14, 2011. This section is not specific as to any policies and/or procedures that may be put into place, but rather makes general reference to the rules.

Access Person Personal Securities Transactions

•	The thirty day short swing profit rule was removed but subsequently reinstated on March 14, 2011.

•

The exception allowing access persons to open/maintain accounts with non-approved brokers, as long as those accounts are fully managed or are restricted to open-end fund only securities, is still in place; however, the exception is no longer being noted.

Non-interested Directors/Trustees

The responsibilities of non-interested directors/trustees under 17j-1 were spelled out in more detail throughout the document.

Supplemental Policies

Tradewinds’ supplemental policies, which were already in effect, were consolidated into Nuveen’s Code.